Exhibit 99.1

Study Published in Wounds Journal Shows Remarkable Wound Closure Performance with CollPlant’s VergenixFG in the Treatment of Chronic Wounds with a 94% Median Wound Area Reduction within 4-weeks

Ness Ziona, Israel, March 11, 2019 -- CollPlant (Nasdaq: CLGN), a regenerative medicine company, today announced results from a clinical study conducted with its VergenixFG wound care product. The results were published in Wounds, a peer-reviewed journal focusing on wound care and wound research. The paper titled, “A Novel Recombinant Human Collagen-based Flowable Matrix for Chronic Lower Limb Wound Management: First Results of a Clinical Trial,” presents data from a previously reported independent study conducted by physicians at several wound care medical clinics and hospitals in Israel.

The advanced wound care treatment market was estimated at $8.2 billion in 2017, with non-healing chronic ulcers posing a significant health concern and economic burden. While animal-derived collagens have been used to treat chronic wounds, they fail to closely mimic the function of human collagen, and can evoke immune response, as well as carry the risk of disease transmission.

VergenixFG is a unique flowable wound-filler of truly human collagen derived from genetically engineered plants using CollPlant’s proprietary process. Consequently, VergenixFG accelerates the healing of chronic and acute wounds.

In the published study, twenty patients with chronic lower limb ulcers were enrolled in a single-arm, open-label, multicenter trial through five treatment centers. Patients underwent a single treatment with CollPlant’s VergenixFG. Four weeks following treatment, nine wounds closed completely, fifteen wounds exhibited a greater than 70% closure, and the median wound area reduction was 94%. Only one patient failed to respond to treatment. All patients in the study reported a 50% reduction in pain.

Yehiel Tal, CEO of CollPlant stated, "This study, conducted by an independent group of physicians, demonstrates that a single application of VergenixFG yields remarkable wound closure results. Furthermore, comparing this study to other published studies conducted with animal-derived collagens reveals that VergenixFG is more potent. VergenixFG is commercially available in Europe, and we are expanding our market presence to other markets.”

About CollPlant

CollPlant is a regenerative medicine company focused on 3D bioprinting of tissues and organs, medical aesthetics, and on developing and commercializing tissue repair products for orthobiologics, and advanced wound care markets. Our products are based on our rhCollagen (recombinant human collagen) that is produced with CollPlant’s proprietary plant based genetic engineering technology.

Our products address indications for the diverse fields of organ and tissue repair, and are ushering in a new era in regenerative medicine. Our flagship rhCollagen BioInk product line is ideal for 3D bioprinting of tissues and organs. We recently entered into a licensing agreement with United Therapeutics, whereby United Therapeutics is using CollPlant’s BioInks in the manufacture of 3D bioprinted lungs for transplant in humans. CollPlant’s unique Vergenix line of rhCollagen products includes a soft tissue repair matrix for treating tendinopathy and a wound repair matrix to promote a rapid optimal healing of acute and chronic wounds.

For more information about CollPlant, visit http://www.collplant.com

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk, VergenixSTR, and VergenixFG including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based BioInk, VergenixSTR, and VergenixFG; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection we are able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact at CollPlant:

Eran Rotem
Deputy CEO & CFO
Tel: + 972-73-2325600- 0
Email: Eran@collplant.com